UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Seadrill Limited Announces Organizational Change

Hamilton, Bermuda, December 14, 2023 – As previously announced, Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) has decided to close its London, England office and consolidate its corporate office in Houston, Texas. The Company announced today that its Executive Vice President and Chief Operating & Technology Officer, Leif Nelson, will not relocate to Houston and instead will be departing Seadrill.

In connection with Mr. Nelson’s departure, the Company has promoted Marcel Wieggers to Senior Vice President—Operations, reporting directly to Simon Johnson, President & Chief Executive Officer. Mr. Wieggers has been with Seadrill since 2009, most recently serving as Vice President—Operations.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Contact information

For additional information, visit www.seadrill.com.

Benjamin Wiseman

Corporate Finance Manager & Investor Relations

T: +44 786 713 9312

E: benjamin.wiseman@seadrill.com

About Seadrill Limited

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: December 14, 2023	By:	/s/ Grant Creed Name: Grant Creed
Title: Principal Financial Officer of Seadrill Limited

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023.